Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Three
	Months
	Ended
	September
	30,			Fiscal Year Ended
	2006	2006	2005	2004	2003	2002

Fixed charges
Interest expensed and capitalized	2,333	8,749	13,952	11,778	5,470	1,879
Amortized premiums, discounts and capitalized
expenses related to indebtedness	–	–	–	–	–	–
Estimate of the interest within rental expense	83	297	306	270	198	171
Preference security dividend requirements of
consolidated subsidiaries	–	–	–	–	–	–

Total Fixed charges	2,416	9,046	14,258	12,048	5,668	2,050

Earnings
Add	26,463	104,548	87,950	51,166	27,535	16,289
Pretax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss
from equity investees	24,047	95,502	73,692	39,118	21,867	14,239
Fixed charges	2,416	9,046	14,258	12,048	5,668	2,050
Amortization of capitalized interest	–	–	–	–	–	–
Distributed income of equity investees	–	–	–	–	–	–
Share of pre-tax losses of equity investees for
which charges arising from guarantees are
included in fixed charges	–	–	–	–	–	–

Less	325	–	–	–	716	265
Interest capitalized	–	–	–	–	–	–
Preference security dividend requirements of
consolidated subsidiaries	–	–	–	–	–	–
Minority interest in pre-tax income of
subsidiaries that have not incurred fixed		–
charges	325		–	–	716	265

Total Earnings	26,138	104,548	87,950	51,166	26,819	16,024

Ratio of earnings to fixed charges	10.82	11.56	6.17	4.25	4.73	7.82